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Exhibit 77D for RiverSource Large Cap Series, Inc.

For:     RiverSource Disciplined Equity Fund
         RiverSource Growth Fund
         RiverSource Large Cap Equity Fund
         RiverSource Large Cap Value Fund

At a Board meeting held on September 13-14, 2006, the non-fundamental investment policy that limits investments in securities of investment companies was eliminated.